UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


VININGS INVESTMENT PROPERTIES TRUST
--------------------------------------------------------------------------------
(Name of Issuer)

SHARES OF BENEFICIAL INTERST, without par value
--------------------------------------------------------------------------------
 (Title of Class of Securities)

927428 20 1
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(CUSIP Number)

Steven A. Goodman
GOLDBERG & SIMPSON, P.S.C.
3000 National City Tower
Louisville, Kentucky 40202
(502) 589-4440
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 1999
--------------------------------------------------------------------------------
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927428 20 1	13D
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1.	NAME OR REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Watts Agent, L.P.
	58-1791088
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2.	CHECK THE APPRPRIATE BOX IF A MEMBER OF A GROUP*

						(a)	[  ]
						(b)	[  ]

--------------------------------------------------------------------------------
3.	SEC USE ONLY




--------------------------------------------------------------------------------
4.	SOURCE OF FUNDS*


PF

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)		[  ]



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6.	CITIZENSHIP OR PLACE OF ORGANIZATION


Georgia

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NUMBER OF		7	SOLE VOTING POWER
    SHARES			470,588
BENEFICIALLY		------------------------------------------------------
  OWNED BY		8	SHARED VOTING POWER
      EACH			None
 REPORTING		------------------------------------------------------
    PERSON		9	SOLE DISPOSITIVE POWER
       WITH			470,588
			------------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				None
			------------------------------------------------------

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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,588 shares of beneficial interest

--------------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

								[  ]

--------------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.95%

--------------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

PN

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CUSIP No. 927428 20 1	13D

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1.	NAME OR REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

	Gilbert H. Watts, Jr.

--------------------------------------------------------------------------------
2.	CHECK THE APPRPRIATE BOX IF A MEMBER OF A GROUP*

						(a)	[  ]
						(b)	[  ]

--------------------------------------------------------------------------------
3.	SEC USE ONLY




--------------------------------------------------------------------------------
4.	SOURCE OF FUNDS*


PF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)		[  ]



--------------------------------------------------------------------------------
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

--------------------------------------------------------------------------------
NUMBER OF		7	SOLE VOTING POWER
    SHARES			479,088
BENEFICIALLY		------------------------------------------------------------
  OWNED BY		8	SHARED VOTING POWER
      EACH			None
 REPORTING		------------------------------------------------------------
    PERSON		9	SOLE DISPOSITIVE POWER
       WITH			479,088
			------------------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				None
			------------------------------------------------------------

--------------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

479,088 shares of beneficial interest


--------------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

								[  ]

--------------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.33%

--------------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

IN

--------------------------------------------------------------------------------


ITEM 1.	SECURITY AND ISSUER:
----------------------------------------------------------------

The securities to which this statement relates are the shares of beneficial interest, without par value (the "Shares"), of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). The principal executive offices of the Trust are located at 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339.

ITEM 2.	IDENTITY AND BACKGROUND
----------------------------------------------------------------

This statement is filed by Watts Agent, L.P. ("Watts LP"), of which Gilbert H. Watts, Jr., is the managing partner. Watts LP is a limited partnership formed in Georgia which manages various real estate investments, including residential, commercial and industrial properties. The principal offices and principal business address of Watts LP are 1006 Trammel Street, Dalton, Georgia 30720.

During the last five years, neither Watts LP nor Mr. Watts have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
--------------------------------------------------------------------------------

On April 29, 1999, Watts LP purchased 470,588 Preferred Units of Vinings Investment Properties , L.P. (the "Operating Partnership"), which is a subsidiary of the Trust for an aggregate purchase price of $2,000,000. The Preferred Units are convertible on a one-for-one basis into Shares of the Trust, at any time after April 29, 2000 at the option of the holder, or at the election of the Trust, for cash equal to the fair market value of such Shares at the time of the conversion.

The source of the funds for the purchase of the 470,588 Preferred Units of the Trust was from personal funds of Mr. Watts.

ITEM 4.	PURPOSE OF THE TRANSACTION
----------------------------------------------------------------

As described in Item 3 above, Watts LP purchased 470,588 Preferred Units of the Trust in a private transaction that was completed on April 29, 1999 for investment purposes only.

Neither Watts LP nor Mr. Watts, as managing partner of Watts LP have any present plan or proposal which relate to or would result in:

(a) the acquisition of additional securities of the Trust, or the disposition of securities of the Trust; however, no assurance can be given that as managing partner of Watts LP, Mr. Watts may not, from time to time, acquire or dispose of additional securities of the Trust depending on future market conditions;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Trust or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Trust or any of its subsidiaries;

(d) any change in the present board of trustees or management of the Trust, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Trust;

(f) any other material change in the Trust's business or corporate structure;

(f) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;

(g) a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(h) a class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:
----------------------------------------------------------------

(a) According to the Trust's most recent Form 10-Q filed on May 17, 2000 with the Securities and Exchange Commission there were 1,100,491 shares of Common stock issued and outstanding.

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each of Watts LP and Mr. Watts may be found in rows 11 and 13 of each of their respective cover pages. As managing partner in Watts LP, Mr. Watts may be deemed the beneficial owner of the securities for which Watts LP has voting and dispositive power.

(b) Watts LP and Mr. Watts each possesses the voting and dispositive power as found in rows 7 through 10 of each of their respective cover pages regarding the shares discussed herein.

(c) there were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) Upon conversion of the Preferred Units of the Operating Partnership into Shares, the partners of Watts LP would be entitled to receive dividends on the Shares and any proceeds from a sale of the Shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
TO SECURITIES OF THE ISSUER:
--------------------------------------------------------------------------------

Other than the Joint Filing Agreement attached as Exhibit 1 to this Schedule 13D, and except as otherwise disclosed herein, there are no contracts, arrangements, understanding or relationship among the persons named in Item 2 or between such persons and any person with respect to the securities of the Trust.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
----------------------------------------------------------------

(a) Joint Filing Agreement


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 17, 2000		WATTS AGENT, L.P.

				By:      /s/ Gilbert H. Watts
				______________________

				   Signature

				     Gilbert H. Watts, Managing Partner
				_______________________________
				Name/Title

EXHIBIT 1

JOINT FILING AGREEMENT


Pursuant to Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an Exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date:  July 17, 2000

				WATTS AGENT, L.P.

				     By: 	    /s/ Gilbert H. Watts
				________________________________
				   Signature

				     Gilbert H. Watts, Managing Partner
				________________________________
				Name/Title

				    /s/ Gilbert H. Watts
				________________________________